China Modern Agricultural Information

No. A09, Wuzhou Sun Town

Limin Avenue, Limin Development District

Harbin, Heilongjiang, China 150000

February 25, 2016

VIA EDGAR

Melissa Raminpour, Branch Chief

Office of Transportation and Leisure

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Re: China Modern Agricultural Information, Inc.

Form 10-K for the Fiscal Year Ended June 30, 2015

Form 10-Q for the Quarterly Period Ended September 30, 2015

File No. 000-54510

Dear Ms. Raminpour:

We are in receipt of your comment letter dated February 10, 2016 regarding the above referenced filing. As requested in your letter, we have provided responses to the questions raised by the Staff. For your convenience, the matters are listed below, followed by the Company’s responses:

Form 10-Q for the Quarterly Period Ended September 30, 2015

Note 1. Organization, page 10

1.	Refer to the July 2015 transaction beginning on page 12 whereby you, through Hope Diary Holdings Ltd. (“Hope Diary”), acquired 60% interest in China Dairy Corporation Ltd. (“China Dairy”). Please tell us and disclose the ownership structure of China Dairy prior to your acquisition, and the nature of the common control relationship between you, Hope Diary, Value Development Holdings, Ltd. (“Value Development”), and China Dairy’s sole shareholder. We note your disclosure that the restructuring transactions involved no consideration received or paid due to the common control relationship. Further, please disclose and tell us whether China Dairy had any significant assets or liabilities, or business operations prior to your 60% acquisition. We also refer you to the disclosure requirements of ASC 850-10-50 for related party transactions.

RESPONSE: In response to the Staff’s comment, we respectfully inform the Staff herein that China Dairy Corporation Limited was formed under the laws of Hong Kong on January 12, 2015 under the name of Zhongxian Animal Husbandry Management Co., Limited, which later changed its name to China Dairy Corporation Limited (“China Dairy”). Prior to the acquisition, China Dairy did not have any significant assets or liabilities, or business operations, and was 100% held by Xiaoran Zhang, who is the control person of our PRC corporate advisor, Beijing Ruihua Future Investment Management Co. Ltd and formed China Dairy on our behalf. China Dairy was formed solely for the purpose of being a holding company in anticipation of our initial public offering in Australia.

We have revised Note 1 to the Consolidated Financial Statements in the revised report to reflect the above disclosure.

2.	See the ownership table of China Dairy on page 12. Please describe for us the related party relationship between you and each of the other 40% owners of China Dairy. In your response please identify which parties are consultants of the company, the nature of the consulting agreements, and the nature of the relationship of the other parties with the previous sole shareholder of China Dairy. It appears from your disclosure in Note 9 that these 40% owners are related parties.

RESPONSE: We respectfully inform the Staff herein of the relationships between the 40% owners of China Dairy and our company in the following chart, as well as the identity of our consultant and nature of the consulting services:

	Original Shares	After bonus shares issued	% of Shares	Nature of Expenses

Hope Diary Holdings Ltd. (1)	6,000	390,000,000	60%
Beijing Ruihua Future Investment Management Co. Ltd. (2)	300	19,500,000	3%	Consultant
Donghe Group Limited (3)	400	26,000,000	4%	Shareholder
Integral Capital Group Pty Ltd. (4)	300	19,500,000	3%	Consultant
Dingxi (Shanghai ) Equity Investment Fund (5)	2,000	130,000,000	20%	Shareholder
Zhiyuan International Holding Co. Limited (6):	1,000	65,000,000	10%	Shareholder

Total	10,000	650,000,000	100%

(1): our wholly-owned subsidiary;

(2): our PRC corporate consultant;

(3): entity owned by an independent individual on behalf of a majority holder of our company;

(4): our Australian corporation advisor for China Diary’s initial public offering in Australia;

(5): entity owned by our Chief Executive Officer;

(6): entity owned by an individual on behalf of our Chief Executive Officer

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Beijing Ruihua Future Investment Management Co. Ltd (“Beijing Ruihua”) serves as our financial advisor. Its control person formed China Dairy on January 12, 2015 on our behalf in anticipation of the initial public offering in Australia. Besides assisting our company with corporate restructuring for the Australia IPO, Beijing Ruihua has no relationship with any of the other 37% shareholders

Integral Capital Group Pty Ltd. serves as China Dairy’s corporate advisor for its initial public offering in Australia.

We have revised Note 9 to the Consolidated Financial Statements in the revised report to reflect that 34% of China Dairy’s outstanding shares were granted to shareholders and 6% were granted to consultants, who provide services during the initial public offering process of China Diary in Australia.

3.	We also note you recorded an aggregate of $37.8 million in general and administrative expenses as stock compensation cost in connection with the 40% reduction in your ownership of Value Development. Please provide us with your detailed computation of this amount and a rollforward reconciliation of each of the various stockholders’ equity accounts, including noncontrolling interests, for the three months ended September 30, 2015. Further, provide to us the journal entries used to record the acquisition of China Dairy and the 40% noncontrolling interest in your September 30, 2015 interim financial statements, and tell us the specific accounting literature you relied upon to record this transaction. Please also explain your basis of recording stock compensation expense in this transaction.

RESPONSE: We respectfully provide our calculation for the compensation of $37.8 million as follow:

FV per share: Australia Dollar $0.20 @Ex 0.7262 based on prospectus filed with the Australian Securities Exchange (ASX)	$0.14524
Total shares of 40%	260,000,000
Total value of shares	$37,762,400
Rounded to USD $37,800,000

Calculation of each reconciling balances as follow:

A> Transfer 40% of ownership to CDC

40% of (Value Development)	Balance (July 15, 2015)	40%	Note (Reference)
Paid in capital	$1,206,800	482,720	a
Statutory Reserves (before 11/24/11)	$792,174	316,870	b
Retained Earning	$118,856,123	47,542,449	c
Net profit (July 1, 2015 - July 15, 2015)	$1,514,599	605,840	d

Entry #1:
Paid in capital	$482,720		=a
Statutory Reserves	$316,870		=b
Retained Earning	$48,148,289		e=c+d
Minority Interest	$(48,947,879)		f=a+b+e

Net profit from 7/16/2015 - 9/30/2015	48,806,905		g
40% NCI	19,522,762		h=g*40%
Ex rate	0.1593		I
USD	3,109,976		J=h*i
1% of NCI of one sub:	90,862		k
Total NCI	3,200,838		l=j+k

Entry #2
Retained Earnings	3,200,838		=l
Minority Interest	(3,200,838)		=l

Entry for the 40% deduction on ownership as compensation
Stock compensation expense	37,762,400		m: See comment No.3 for calculation
APIC	(37,762,400)

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Base on the ownership nature of each shareholder of the 40%, the 40% of deduction was classified as stock compensation for the Company going public on the ASX. We had multiple inquiries/discussions with both the FASB and the Division of Corporate Finance of the SEC to discuss on the situation and finally determined to consider the 40% as stock compensation.

Equity accounts reconciliation as follow:

	Common Stock	Additional Paid-in Capital	Retained Earnings	Statutory Reserve Fund	Non- controlling Interests	Other Comprehensive Income	Total

Balance June 30, 2015	$53,100	$5,851,170	$117,035,653	$792,174	$1,276,773	$4,772,880	$129,781,750

Stock compensation	-	(m)37,762,400	-	-	-	-	37,762,400
Net (loss) income	-	-	(31,735,838)	-	(l)3,200,838	-	(28,535,000)
Reclassification of 40% non-controlling interest	-	(a)(482,719)	(e)(48,148,289)	(b)(316,870)	(f)48,947,878	-	-
Other comprehensive income	-	-	-	-	-	(5,040,228)	(5,040,228)

Balance, September 30, 2015 (unaudited)	$53,100	$43,130,851	$37,151,526	$475,304	$53,425,489	$(267,348)	$133,968,922

Please see calculation prior to this table for reference for:

(a), (b), (e), (f), (l), and (m).

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4.	Finally, we note from your disclosure on page 16 that on September 16, 2015 the VIE structure was terminated upon Jiasheng Consulting exercising its option to purchase all of the registered equity of Zhongxian Information. Please provide us with your analysis supporting consolidation of your two operating entities (Xinhua Cattle and Yulong Cattle) following this transaction, including accounting guidance considered

RESPONSE: In response to the Staff’s comment, we respectfully inform the Staff herein that prior to the acquisition of Zhongxian Information, two operating entities (Xinhua Cattle and Yulong Cattle) were already subsidiaries of Zhongxian Information. Zhongxian Information and its subsidiaries were considered variable interest entities of our company as Jiasheng Consulting and Zhongxian Information had a contractual relationship, but under common control. The effect of being variable interest entities was to cause the balance sheet and operating results of Zhongxian Information to be consolidated with those of Jiasheng Consulting in our financial statements. As a result of the acquisition by Jiasheng Consulting of the registered ownership of Zhongxian Information, the balance sheet and operating results of Zhongxian Information will hereafter continue to be consolidated with those of Jiasheng Consulting and its subsidiaries Xinhua Cattle and Yulong Cattle.

Exhibits 31.1 and 31.2 Certifications

5.	Please amend your Form 10-Q to revise the introduction to paragraph (4) to read as follows: “The registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have…”. Reference is made to paragraph 4 of Item 601(b)(31) of Regulation S-K.

RESPONSE: In response to the Staff’s comment, we respectfully revise reference in Exhibit 31.1 and Exhibit 31.2 and file them as exhibits to Amendment No. 1 to the Quarterly Report on Form 10-Q/A.

The Company acknowledges that:

●	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

●	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

China Modern Agricultural Information

By:	/s/ Yanyan Liu
Name:	Yanyan Liu
Title:	Chief Financial Officer

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